UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 3, 2016

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of Registrant’s Name Into English)

Paradeplatz 8, CH 8001 Zurich, Switzerland

(Address of Principal Executive Offices)

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)

Paradeplatz 8, CH 8001 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-4 (file no. 333-211696), except for the following sentences: “Further information about the scrip dividend can be found in the documentations ‘Shareholder Information — Summary Document’ and ‘Scrip Dividend 2016 - Short Overview’, which are available on the Credit Suisse website at: www.credit-suisse.com/agm” and “Further information about Credit Suisse can be found at www.credit-suisse.com” of the Media Release.

CREDIT SUISSE GROUP AG
Paradeplatz 8	Telephone	+41 844 33 88 44
P.O. Box	Fax	+41 44 333 88 77
CH-8070 Zürich	media.relations@credit-suisse.com
Switzerland

Media Release

Scrip dividend for the financial year 2015: Announcement of final terms and number of new Credit Suisse Group AG shares to be issued

Zurich, June 2, 2016 Credit Suisse Group AG today announced the issuance of 75,518,134 new shares as a result of the scrip dividend elections for the financial year 2015, representing 3.8% of the Credit Suisse Group AG share capital currently issued. The issue price of the new shares is CHF 12.47.

The election period during which eligible shareholders could make their election on how to receive their distribution for the financial year 2015 ended on June 1, 2016 (12:00 CEST). During the election period, 1,345,280,053 election rights were exercised for the receipt of new Credit Suisse Group AG shares. This results in 75,518,134 new Credit Suisse Group AG shares to be issued out of authorized capital, representing 3.8% of the current share capital of Credit Suisse Group AG.

The reference share price is calculated based on the five-day average of the daily volume-weighted average prices of the Credit Suisse Group AG shares listed on SIX Swiss Exchange from May 26, 2016, to June 1, 2016, and is CHF 13.85. Less the discount of 10% to the reference share price, the issue price of the new Credit Suisse Group AG shares is CHF 12.47, resulting in a conversion ratio of 1 new share for 17.814 existing shares.

67.8% of the distribution for the financial year 2015 will be paid in new Credit Suisse Group AG shares. Election rights not exercised for the receipt of new Credit Suisse Group AG shares during the election period will be paid out in cash in the amount of CHF 0.70 per registered share, as decided at the Annual General Meeting on April 29, 2016.

The delivery of the new Credit Suisse Group AG shares as well as the payment of the cash distribution is expected to occur on June 6, 2016. Further information about the scrip dividend can be found in the documentations “Shareholder Information — Summary Document” and “Scrip Dividend 2016 - Short Overview”, which are available on the Credit Suisse website at: www.credit-suisse.com/agm.

Information

Christoph Meier, Media Relations Credit Suisse AG, tel. +41 844 33 88 44, media.relations@credit-suisse.com

Christian Stark, Investor Relations Credit Suisse AG, tel. +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world’s leading financial services providers and is part of the Credit Suisse group of companies (referred to here as ‘Credit Suisse’). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47’760 people. The registered shares (CSGN) of Credit Suisse’s parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

This media release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group AG nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This media release does not constitute a prospectus within the meaning of any applicable law.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•                  our plans, objectives or goals;

•                  our future economic performance or prospects;

•                  the potential effect on our future performance of certain contingencies; and

•                  assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•                  the ability to maintain sufficient liquidity and access capital markets;

•                  market volatility and interest rate fluctuations and developments affecting interest rate levels;

•                  the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;

•                  the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;

•                  adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;

•                  the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;

•                  the ability of counterparties to meet their obligations to us;

•                  the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;

•                  political and social developments, including war, civil unrest or terrorist activity;

•                  the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;

•                  operational factors such as systems failure, human error, or the failure to implement procedures properly;

•                  actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

•                  the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;

•                  competition or changes in our competitive position in geographic and business areas in which we conduct our operations;

•                  the ability to retain and recruit qualified personnel;

•                  the ability to maintain our reputation and promote our brand;

•                  the ability to increase market share and control expenses;

•                  technological changes;

•                  the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;

•                  acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;

•                  the adverse resolution of litigation, regulatory proceedings, and other contingencies;

•                  the ability to achieve our cost efficiency goals and cost targets; and

•                  our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in chapter I — Information on the company in our Annual Report 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Name: Christian Schmid
Title: Managing Director

	By:	/s/ Heidi Schmid Obrist
Name: Heidi Schmid Obrist
Title: Director

Dated: June 3, 2016